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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-65863 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18

                                       MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WaveEdge Partners, LLC

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Ranch Road

(No. and Street)

| Woodside | CA | 94403 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Karan                                      (650) 851-4639

                                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – if individual, state last, first, middle name)

| 11300 W. Olympic Blvd., Suite 875 | Los Angeles | CA | 90064 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing

**CHECK ONE:**

- [✓] Certified Public Accountant
- [✓] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 04 2019

Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

# OATH OR AFFIRMATION

I, __Jeffrey S. Karan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WaveEdge Partners, LLC__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETINE LEE
Notary Public – California
San Mateo County
Commission # 2186568
My Comm. Expires Apr 12, 2021

_____
Signature

CEO
_____
Title

_____
Notary Public      3|1|19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of WaveEdge Partners, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of WaveEdge Partners, LLC as of December 31, 2018, the related statement of income, statement of changes members' equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of WaveEdge Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of WaveEdge Partners, LLC's management. My responsibility is to express an opinion on WaveEdge Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WaveEdge Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Supplemental Information

The supplemental information, consists of Schedules I, II & III, and has been subjected to audit procedures performed in conjunction with the audit of WaveEdge Partners, LLC's financial statements. The supplemental information is the responsibility of WaveEdge Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as WaveEdge Partners, LLC's auditor since 2007.
Los Angeles, California
March 1, 2019

# WaveEdge Partners, LLC
## Statement of Financial Condition
### December 31, 2018

### Assets

| | |
|---|---:|
| Cash | $ 62,808 |
| Pre-paid Asset – Misc | 87 |
| Pre-paid Assets - CRD | 348 |
| | 435 |
| **Total Assets** | **$ 63,243** |

### Liabilities and Member's Equity

**Liabilities**

| | |
|---|---:|
| Accounts payable | $ 5,757 |
| **Total Liabilities** | 5,757 |

**Member's Equity**

| | |
|---|---:|
| Member's Equity | $ 57,486 |
| Total Member's Equity | 57,486 |
| **Total Liabilities and Member's Equity** | **$ 63,243** |

See Accompanying Notes to Financial Statements

## Note 1 - Organization and Nature of Business

WaveEdge Partners, LLC, (the "Company"), is a Delaware Limited Liability Company, formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC); the Financial Industry Regulatory Authority (FINRA); and the Securities Investor Protection Corporation (SIPC), and is engaged in the business of Investment banking and conducting private placements of securities. The company does not hold funds or securities. The Company has operated under its former names, WCP Securities, LLC (from 2010-2012); Skyline Capital Securities, LLC (from 2012 – 2014); and Mavericks Capital Securities, LLC (2014 – 2017).

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company is engaged in business as a securities broker/dealer, which comprises the following classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

**Use of Estimates** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Statement of Changes in Financial Condition** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Revenue Recognition** – Based upon the income reported, Investment banking fees are contingent on and recognized upon the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Private placement revenue is recognized on the closing date of the transaction. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exits; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured. Revenue is recorded when payment is received and deposited.

**Income Taxes** – The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a sole proprietorship. Therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no

provision for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,00 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $300.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities for three years and four years respectively after the tax returns are filed.

**Statement of Changes in Financial Condition** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Note 3 - Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2018**

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and securities | $62,808 | - | - | $62,808 |

## Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2018, the Company had net capital of $57,051 which was $52,051 in excess of is required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

## Note 5 – Related Party Transactions

The Company maintains an Expense Sharing Agreement with an affiliate, where the affiliate pays certain of the Company's expenses, including the Company's proportional share of certain expenses. The Company includes this obligation in their books and records. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the affiliate maintains a separate schedule of these expenses on a monthly basis.

For the year 2018, as of December 31, 2018, the Company does not owe any additional funds to the related party, and therefore, does not have any amount that should be listed in the Accounts Payable or Accrued liabilities in the Statement of Financial Condition.

## Note 6 – Provision for Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include the $800 LLC tax.

## Note 7 – Exemption from the SEC Rule 15c3-3

The Company is licensed to conduct two types of business and does not carry or hold customer funds or securities. During the audit period, the Company operated under Exemption offered under 15c3-3 (k)(2)(i).

**Note 8 – SIPC Supplementary Report Requirement**

The Company has included a SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the fiscal year ending December 31, 2018.

**Note 9 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 1, 2019, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Note 10 – Legal Matters**

During 2018, the Company received a settlement payment for a Success Fee that was due for an engagement completed in a prior year. After the counter-party declined to pay the Success Fee owed, the Company sued under the engagement agreement and won the full amount owed.

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company.